UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Emdeon Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

29084T104
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29084T104	Schedule 13G	Page 2 of 24

1		NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 29084T104	Schedule 13G	Page 3 of 24

1		NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. 29084T104	Schedule 13G	Page 4 of 24

1		NAME OF REPORTING PERSON General Atlantic Partners 83, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. 29084T104	Schedule 13G	Page 5 of 24

1		NAME OF REPORTING PERSON General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. 29084T104	Schedule 13G	Page 6 of 24

1		NAME OF REPORTING PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 29084T104	Schedule 13G	Page 7 of 24

1		NAME OF REPORTING PERSON GAP-W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 29084T104	Schedule 13G	Page 8 of 24

1		NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 29084T104	Schedule 13G	Page 9 of 24

1		NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 29084T104	Schedule 13G	Page 10 of 24

1		NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. 29084T104	Schedule 13G	Page 11 of 24

1		NAME OF REPORTING PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. 29084T104	Schedule 13G	Page 12 of 24

1		NAME OF REPORTING PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,121,313
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,121,313
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,121,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.4%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. 29084T104	Schedule 13G	Page 13 of 24

Item 1.	(a)	NAME OF ISSUER

Emdeon Inc. (the “Company”).

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3055 Lebanon Pike, Suite 1000

Nashville, TN 37214

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	General Atlantic LLC (“GA LLC”);
(ii)	General Atlantic GenPar, L.P. (“GA GenPar”);
(iii)	General Atlantic Partners 83, L.P. (“GAP 83”);
(iv)	General Atlantic Partners 84, L.P. (“GAP 84”);
(v)	GapStar, LLC (“GapStar”);
(vi)	GAP-W, LLC (“GAP-W”);
(vii)	GAP Coinvestments III, LLC (“GAPCO III”);
(viii)	GAP Coinvestments IV, LLC (“GAPCO IV”);
(ix)	GAP Coinvestments CDA, L.P. (“GAPCO CDA”);
(x)	GAPCO Management GmbH (“GmbH”); and
(xi)	GAPCO GmbH & Co. KG (“KG”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

c/o General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, CT 06830

(c)	CITIZENSHIP

(i)	GA LLC – Delaware
(ii)	GA GenPar – Delaware
(iii)	GAP 83 – Delaware
(iv)	GAP 84 – Delaware
(v)	GapStar – Delaware

CUSIP NO. 29084T104	Schedule 13G	Page 14 of 24

(vi)	GAP-W – Delaware
(vii)	GAPCO III – Delaware
(viii)	GAPCO IV – Delaware
(ix)	GAPCO CDA – Delaware
(x)	GmbH – Germany
(xi)	KG – Germany

(d)	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.00001 per share (the “Shares” or the “Common Stock”)

(e)	CUSIP NUMBER

29084T104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.
As of December 31, 2009, the Reporting Persons owned the following number of shares:

(i)	GA LLC owned of record no Shares or 0.0% of the issued and outstanding Shares.
(ii)	GA GenPar owned of record no Shares or 0.0% of the issued and outstanding Shares.
(iii)	GAP 83 owned 23,151,726 Shares of record or 25.7% of the issued and outstanding Shares.
(iv)	GAP 84 owned 10,119,098 Shares of record or 11.2% of the issued and outstanding Shares.
(v)	GapStar owned 564,305 Shares of record or 0.6% of the issued and outstanding Shares.
(vi)	GAP-W owned 11,607,764 Shares of record or 12.9% of the issued and outstanding Shares.
(vii)	GAPCO III owned 2,901,766 Shares of record or 3.2% of the issued and outstanding Shares.

CUSIP NO. 29084T104	Schedule 13G	Page 15 of 24

(viii)	GAPCO IV owned 633,478 Shares of record or 0.7% of the issued and outstanding shares.
(ix)	GAPCO CDA owned 45,121 Shares of record or 0.05% of the issued and outstanding Shares.
(x)	GmbH owned of record no Shares or 0.0% of the issued and outstanding Shares.
(xi)	KG owned 98,055 Shares of record or 0.1% of the issued and outstanding Shares.

GA LLC is the general partner of GA GenPar, which is the general partner of GAP 83, GAP 84 and the manager of GAP-W. GA LLC is also the general partner of GAPCO CDA. The members and officers of GapStar are certain Managing Directors of GA LLC. The managing members of GAPCO III and GAPCO IV are Managing Directors of GA LLC. GmbH is the general partner of KG. The Managing Directors of GA LLC make voting and investment decisions with respect to the securities held by KG and GmbH. There are 25 Managing Directors of GA LLC. Each of the Managing Directors of GA LLC disclaims ownership of the Shares owned by GA LLC except to the extent he or she has a pecuniary interest therein. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each owns of record. GA LLC, GA GenPar, GAP 83, GAP 84, GapStar, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA, GmbH and KG are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the number of Shares indicated below.

Amount Beneficially Owned:

Each of the Reporting Persons may be deemed to beneficially own 49,121,313 Shares.

Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 90,238,103 shares of Common Stock outstanding as of November 11, 2009 as reported in the Company’s Form 10-Q (File No. 001-34435) filed with the Securities and Exchange Commission on November 12, 2009, each of the Reporting Persons may be deemed to beneficially own approximately 54.4% of the outstanding Shares.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 49,121,313 Shares that may be deemed to be owned beneficially by each of them.

CUSIP NO. 29084T104	Schedule 13G	Page 16 of 24

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4.

GAP 83, GAP 84, GapStar, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA and KG (collectively, the “General Atlantic Entities”) are parties to a Stockholders Agreement, dated as of August 5, 2009, among themselves, HFCP VI Domestic AIV, L.P., H&F Harrington AIV II, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P. (collectively, the “HF Entities”), the management stockholders named therein and the ERX stockholders named therein (the “Stockholders Agreement”).

The Stockholders Agreement provides that the General Atlantic Entities are currently entitled to designate up to three members of the Company’s board of directors and the HF Entities are currently entitled to designate up to two members of the Company’s board of directors and requires that the General Atlantic Entities and the HF Entities vote their respective shares of Common Stock in favor of such designees. In addition, the General Atlantic Entities and the HF Entities are currently entitled to jointly designate one independent member to the Company’s board of directors. The Stockholders Agreement also contains provisions restricting the transfer of the Company’s securities and provides each of the General Atlantic Entities and the HF Entities with registration rights. The Stockholders Agreement is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-34435) filed with the Securities and Exchange Commission on August 17, 2009, and the foregoing summary is qualified in its entirety by the terms thereof.

Given the terms of the Stockholders Agreement, the Reporting Persons together with the HF Entities and their affiliates may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 83,347,400 Shares, or 73.9%, of the Company’s outstanding Common Stock for purposes of Section 13(d)(3) of the Securities

CUSIP NO. 29084T104	Schedule 13G	Page 17 of 24

Exchange Act of 1934, as amended, assuming the conversion of all shares of the company’s Class B Common Stock held by the HF Entities into Shares. The security ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Stockholders Agreement (other than Shares owned by the General Atlantic entities). Each Reporting Person disclaims beneficial ownership of the Shares of the Company other than the amounts reported on such Reporting Person’s cover page included herein.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP NO. 29084T104	Schedule 13G	Page 18 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2010

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC PARTNERS 83, L.P.
By:	General Atlantic GenPar, L.P., its General Partner
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP NO. 29084T104	Schedule 13G	Page 19 of 24

GENERAL ATLANTIC PARTNERS 84, L.P.
By:	General Atlantic GenPar, L.P., its General Partner
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPSTAR, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAP-W, LLC
By:	General Atlantic GenPar, L.P., its Manager
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP NO. 29084T104	Schedule 13G	Page 20 of 24

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP NO. 29084T104	Schedule 13G	Page 21 of 24

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2.

Stockholders Agreement, dated as of August 5, 2009, by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-34435) filed with the Securities and Exchange Commission on August 17, 2009).

CUSIP NO. 29084T104	Schedule 13G	Page 22 of 24

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 12, 2010

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC PARTNERS 83, L.P.
By:	General Atlantic GenPar, L.P., its General Partner
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP NO. 29084T104	Schedule 13G	Page 23 of 24

GENERAL ATLANTIC PARTNERS 84, L.P.
By:	General Atlantic GenPar, L.P., its General Partner
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPSTAR, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAP-W, LLC
By:	General Atlantic GenPar, L.P., its Manager
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP NO. 29084T104	Schedule 13G	Page 24 of 24

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director